Exhibit 99.1

press release

ArcelorMittal celebrates industry-first with ResponsibleSteel site certifications

20 July 2021 15:55 CET

ArcelorMittal today announces that it has achieved ResponsibleSteel™ site certification in Belgium, Germany and Luxembourg. The company’s steelmaking sites in ArcelorMittal Belgium (Geel, Genk, Gent and Liège), Luxembourg (Belval, Differdange and Rodange) and Germany (Bremen and Eisenhüttenstadt)  are the first steel plants globally to be independently audited and found to meet the standards required for ResponsibleSteel, the industry’s first global multi-stakeholder standard and certification initiative.

The ResponsibleSteel audit process enables each site to prove that its production processes meet rigorously defined standards across a broad range of social, environmental and governance criteria including:

•	Climate change and greenhouse gas emissions
•	Water stewardship and biodiversity
•	Human rights and labour rights
•	Community relations and business integrity

The standard is based on 12 principles with a variety of criteria and underlying requirements. To be awarded with ResponsibleSteel certification, each site has to undergo a detailed third-party audit, with an independent Certification Committee making the final certification decision. ArcelorMittal worked with international auditor AFNOR and its German subsidiary GUTcert, both specialist companies providing certification and assessment services.

Geert Van Poelvoorde, CEO ArcelorMittal Europe said: “Responsible production techniques and high ethical and business standards have become increasingly important to our customers and consumers. ResponsibleSteel certification gives our customers the reassurance that we meet expectations on setting carbon reduction targets, as well as meeting expectations on environmental and social standards at every stage of production. The certification process has involved many teams across ArcelorMittal, and I would like to congratulate them for their hard work in being the first sites to achieve ResponsibleSteel™ certification – this is a major achievement.”

Explaining what the business has learned from the ResponsibleSteel certification process, Mr Van Poelvoorde said:

 “In particular, the ResponsibleSteel process has helped us to improve our social management approach towards our rights holders, including our local communities, our employees, and the contractors working in our sites. While social sustainability has always been an important topic for us, ResponsibleSteel has taught us to take a more management systems-based approach to areas such as human rights, diversity and labour rights. As a result, our aim is to now manage social topics with the same systematic rigour with which quality, environment and safety topics are handled.”

He added: “Given the considerable investments we have already made to achieve a 30% reduction in CO2 emissions by 2030, and carbon neutrality by 2050, as well as our broader environmental investments across our sites, I’m confident that we will achieve our goal of securing certification in each of our Flat Products sites early in 2022.”

ArcelorMittal Europe – Long Products is also targeting ResponsibleSteel certification, at more of its sites during 2022.

Speaking at an event at ArcelorMittal Gent to mark the first certifications at ArcelorMittal sites, Anne-Claire Howard, ResponsibleSteel CEO said: “I am delighted that the first steel sites which have been assessed against the very stringent set of criteria required in the ResponsibleSteel Standard have been approved.  The ResponsibleSteel Standard was created by the steel sector’s only truly global multi-stakeholder initiative – designed to ensure business and consumers can be confident that the steel they use has been sourced and produced responsibly at every stage.“

She added: “I would like to congratulate the teams at ArcelorMittal who have supported the development and now the implementation of the ResponsibleSteel Standard at these first sites in Europe. This is truly a ground-breaking moment for both ResponsibleSteel and the steel sector. I am excited to work with the growing number of ResponsibleSteel members and am confident that the pipeline of steel sites who are working to achieve certification will continue to grow over the coming months.  This will send a clear and strong message to markets, finance and governments that the steel industry’s intent to not only decarbonise steel production but also to ensure responsible ESG practices in steelmaking has very much begun.”

After the initial phase in Europe, further ArcelorMittal sites around the world will be part of the programme.

In 2021, ResponsibleSteel will launch a standard for the certification of steel products, which will include stringent requirements for raw materials supply chain. ArcelorMittal will continue to play an active role in developing this aspect of the programme.

Steel is the world’s most widely used material and those who use it in the transport, automotive, infrastructure, packaging, construction, energy and white goods sectors have a growing expectation that the materials they work with are responsibly sourced and produced. ResponsibleSteel, which is the world’s first’s responsible sourcing certification scheme for steel, aims to meet these expectations.

Ends

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com